Exhibit 99.1

Maris-Tech Unveils Peridot: A New AI-Powered Observation System for Comprehensive Threat Detection

New Solution Combines AI, Thermal Imaging, and Multi-Sensor Stitching to Create a Seamless View for Defense and Security Operations

Rehovot, Israel, June 20, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, is proud to announce the completion of the first prototype of Peridot – an AI-based passive observation system designed for comprehensive situational awareness.

Peridot integrates multiple high-definition day and thermal video sensors with advanced stitching algorithms to create a panoramic view, both horizontally and vertically. The result is uninterrupted coverage and early detection of conventional and modern threats, including drones and unmanned vehicles.

This breakthrough technology is designed for border and strategic site protection, offering a fully integrated, standalone solution to monitor, detect and enable quicker response to aerial and ground-based risks. In addition to its observation capabilities, Peridot can serve as a trigger system for passive or active threat defeating mechanisms – making it an ideal part of layered defense strategies.

“Peridot represents a significant technological leap and a major milestone for Maris-Tech,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We’re proud of the team that brought this concept to life. As a standalone solution, Peridot positions us higher in the defense technology value chain, and we believe the industry will benefit greatly from its introduction.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses the potential capabilities and applications of the Peridot system, including its integration into layered defense strategies, its ability to provide early detection and comprehensive situational awareness and the Company’s belief that Peridot represents a significant technological advancement and will positively impact the defense industry. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com